MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

04011000

18 March 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 30 2004
WASH. D.C. 158 SECTION

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15 March 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-040116

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder held		Shares
Chase Nominees Limited		8,532,300
State Street Nominees Limited		252,100
State Street Bank & Trust		9,561,400
HSBC Client Holdings Nominee (UK) Limited		1,649,982
Brown Brothers Harriman Ltd. LUX		74,036
	Total	20,069,818

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class
Not applicable

7. Number of shares / amount of stock disposed

6,681,413

8. Percentage of issued class

1.23%

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

12 March 2004

12. Total holding following this notification

20,069,818

13. Total percentage holding of issued class following this notification

3.69%

14. Any additional information

The notifiable interests include interests held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Companies Act 1985. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively

15. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory Joseph McMahon, Group Company Secretary

Date of notification

15 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.